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                             September 25, 2023

       Donald Young
       President and Chief Executive Officer
       Aspen Aerogels Inc.
       30 Forbes Road, Building B
       Northborough, MA 01532

                                                        Re: Aspen Aerogels Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 16,
2023
                                                            File No. 001-36481

       Dear Donald Young:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022 filed March 16, 2023

       Notes to Consolidated Financial Statements
       (3) Revenue from Contracts with Customers, page 93

   1. We note your revenue policy for subsea products and thermal barriers which state that you recognize revenues at a
point in time and over time utilizing the input method depending on the terms of the
contract. Please tell us your consideration of disclosing the revenues recognized by each
method. Refer to ASC 606-10-55-89 through 91. In addition, please revise your disclosures
in future filings to provide the disclosures required by ASC 606-
                                                        10-50-18b.
       Exhibit 23.1, page 115

   2. The consent references a report date of March 15, 2023; however, the audit report is dated
                                                        March 16, 2023. Please
explain.
 Donald Young
FirstName LastNameDonald  Young
Aspen Aerogels Inc.
Comapany 25,
September NameAspen
              2023    Aerogels Inc.
September
Page 2    25, 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at
202-551-
3336 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services